Profusa, Inc.

626 Bancroft Way, Suite A

Berkeley, CA 94710

February 17, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Juan Grana

Re:	Profusa, Inc.
Registration Statement on Form S-1
Registration No. 333-293179

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Profusa, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 P.M. (Eastern Time) on February 17, 2026, or as soon thereafter as possible on such date.

Very truly yours,

Profusa, Inc.

By:	/s/ Ben Hwang
	Name:	Ben Hwang
	Title:	Chief Executive Officer